EXHIBIT 99.1

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

F-1

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rosetta Genomics Ltd.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. (the "Company") and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's and its subsidiaries internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated March 23, 2016, the Company, as discussed in Note 1d(2), experienced substantial liquidity issues. Note 1d(2) describes management's plans to address these issues.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 23, 2016	A Member of Ernst & Young Global

Except for Note 1d(2), as to which the date is December 8, 2016

F-2

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$12,447	$7,929
Short-term bank deposits and restricted cash	4, 2e	1,098	7,702
Trade receivables		3,633	338
Other accounts receivable and prepaid expenses	5	2,192	483

Total current assets		19,370	16,452

LONG TERM ASSETS:

Property and equipment, net	6	2,975	822
Long-term bank deposits and other long-term receivables		78	4

Total long term assets		3,053	826

Total assets		$22,423	$17,278

The accompanying notes are an integral part of the consolidated financial statements.

F-3

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2015	2014

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables		$1,070	$563
Other accounts payables and accruals	7	1,733	1,648

Total current liabilities		2,803	2,211

LONG-TERM LIABILITIES:
Warrants related to share purchase agreements	9b	-	2

Total long-term liabilities		-	2

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS EQUITY:
Share capital:	9
Ordinary Shares of NIS 0.6 par value: 60,000,000 and 40,000,000 shares authorized at December 31, 2015 and 2014, respectively; 20,518,794 and 11,765,678 shares issued at December 31, 2015 and 2014, respectively; 20,515,536 and 11,762,420 shares outstanding at December 31, 2015 and 2014, respectively		3,194	1,830
Additional paid-in capital		156,696	136,160
Accumulated deficit		(140,270)	(122,925)

Total shareholders' equity		19,620	15,065

Total liabilities and shareholders' equity		$22,423	$17,278

The accompanying notes are an integral part of the consolidated financial statements.

F-4

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2015	2014	2013

Clinical testing revenues		$6,668	$1,099	$405
Licensing revenues		1,600	228	-
Total revenues		$8,268	$1,327	$405

Cost of clinical testing revenues		6,192	1,310	709
Cost of licensing revenues		80	-	-
Total cost of revenues		6,272	1,310	709

Gross profit (loss)		1,996	17	(304)

Operating expenses:

Research and development, net	2l	2,956	1,927	1,744
Sales, marketing and business development		7,350	6,848	7,002
General and administrative		7,566	5,494	4,297
Gain from bargain purchase related to acquisition of CynoGen, Inc.	1c	(155)	-	-

Total operating expenses		17,717	14,269	13,043

Operating loss		15,721	14,252	13,347
Financial expense (income), net	11	1,605	259	(177)

Loss before taxes		17,326	14,511	13,170
Income tax expense		19	15	-

Loss from continuing operations		17,345	14,526	13,170

Net comprehensive (income) from discontinued operations	1e	-	-	(273)

Net comprehensive loss after discontinued operations		$17,345	$14,526	$12,897

Basic and diluted net loss per Ordinary Share from continuing operations		$1.15	$1.29	$1.37

Basic and diluted net (income) per Ordinary Share from discontinued operations		$-	$-	$(0.03)

Basic and diluted net loss per Ordinary Share		$1.15	$1.29	$1.34

Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share		15,092,679	11,239,892	9,593,952

The accompanying notes are an integral part of the consolidated financial statements.

F-5

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
U.S. dollars in thousands (except per share data)

	Number of Ordinary Shares	Share capital		Additional paid- in capital	Accumulated deficit	Total equity (deficit)

Balance as of January 1, 2013	9,096,547	$1,379		$125,023	$(95,502)	$30,900

Issuance of shares on May 2013, at 4.21 per share, net of $144 issuance expenses	628,245	103		2,397	-	2,500
Issuance of shares on June 2013, at 3.99 per share, net of $11 issuance expenses	94,015	16		348	-	364
Issuance of shares on September 2013, at 3.40 per share, net of $0.3 issuance expenses	2,950	(*	)	10	-	10
Issuance of shares on October 2013, at 3.28 per share, net of $24 issuance expenses	240,935	41		725	-	766
Issuance of shares on December 2013, at 3.40 per share, net of $34 issuance expenses	331,738	57		1,037	-	1,094
RSU's conversion	75,000	13		(13)	-	-
Employee options exercised	800	(*	)	3	-	3
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		893	-	893
Net loss	-	-		-	(12,897)	(12,897)

Balance as of December 31, 2013	10,470,230	$1,609		$130,423	$(108,399)	$23,633

Issuance of shares in January 2014, at 3.64 per share, net of $33 issuance expenses	261,654	45		876	-	921
Issuance of shares in April 2014, at 5.09 per share, net of $9 issuance expenses	59,241	10		283	-	293
Issuance of shares in May 2014, at 4.03 per share, net of $8 issuance expenses	66,387	11		247	-	258
Issuance of shares in June 2014, at 4.23 per share, net of $45 issuance expenses	361,967	62		1,422	-	1,484
Issuance of shares in July 2014, at 4.52 per share, net of $48 issuance expenses	351,656	62		1,481	-	1,543
Issuance of shares in August 2014, at 3.82 per share, net of $6 issuance expenses	48,452	8		171	-	179
Issuance of shares in September 2014, at 3.81 per share, net of $10 issuance expenses	84,850	14		300	-	314
RSU's conversion	43,000	7		(7)	-	-
Exercise of warrants	8,946	1		(1)	-	-
Employee options exercised	37	(*	)	(* )	-	-
Issuance of shares to a former employee	6,000	1		22	-	23
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		943	-	943
Net loss	-	-		-	(14,526)	(14,526)

Balance as of December 31, 2014	11,762,420	$1,830		$136,160	$(122,925)	$15,065

Issuance of shares in February 2015, at 4.46 per share, net of $491 issuance expenses	2,204,764	344		8,994	-	9,338
Issuance of shares related to acquisition (Note 1)	620,000	94		1,856	-	1,950
Issuance of shares in July 2015, at 3.27 per share, net of $18 issuance expenses	185,477	29		560	-	589
Issuance of shares in August 2015, at 3.04 per share, net of $3 issuance expenses	34,117	6		95	-	101
Issuance of shares and exercise of warrants B related to the October 2015 placement, at 1.33 per share, net of $331 issuance expenses	5,666,508	884		1,750	-	2,634
Reclassification of Warrants A and B to shareholders' equity	-	-		6,272	-	6,272
RSUs conversion	42,250	7		(7)	-	-
Share-based compensation relating to options and RSUs issued to employees and directors	-	-		1,016	-	1,016
Net loss	-	-		-	(17,345)	(17,345)

Balance as of December 31, 2015	20,515,536	$3,194		$156,696	$(140,270)	$19,620

* Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

F-6

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net loss	$(17,345)	$(14,526)	$(12,897)
Income from discontinued operations	-	-	273

Loss from continuing operations	(17,345)	(14,526)	(13,170)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	748	299	298
Gain from bargain purchase related to acquisition of CynoGen, Inc.	(155)	-	-
Foreign currency adjustments	-	-	6
Share-based compensation relating to options, RSUs, shares and warrants granted to employees, non-employees and directors	1,016	943	893
Issuance expenses of warrants classified as liabilities related to share purchase agreement	561	-	-
Revaluation of warrants related to share purchase agreements	1,051	(79)	(55)
Increase in trade receivables	(1,256)	(114)	(136)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,705)	(170)	259
Increase (decrease) in trade payables	101	(343)	152
Decrease in deferred revenue	-	(228)	-
Increase in other accounts payables and accruals	51	616	520

Net cash used in operating activities from continuing operations	(16,933)	(13,602)	(11,233)
Net cash provided by operating activities from discontinued operations	-	-	625

Net cash used in operating activities	(16,933)	(13,602)	(10,608)

Cash flows from investing activities:
Purchase of property and equipment	(273)	(247)	(626)
Acquisition of CynoGen, Inc. (a)	(2,122)	-	-
Decrease (increase) in bank deposits and restricted cash	6,526	(11)	(7,527)

Net cash provided by (used in) investing activities	4,131	(258)	(8,153)

The accompanying notes are an integral part of the consolidated financial statements.

F-7

ROSETTA GENOMICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Issuance of shares and warrants and proceed from exercise of warrants, net	17,320	5,015	4,737

Net cash provided by financing activities	17,320	5,015	4,737

Increase (decrease) in cash and cash equivalents	4,518	(8,845)	(14,024)
Cash and cash equivalents at beginning of year	7,929	16,774	30,798

Cash and cash equivalents at end of year	$12,447	$7,929	$16,774

Supplemental disclosure:

(a) Acquisition of CynoGen, Inc.

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$1,599
Property and equipment	2,628
Gain from bargain purchase	(155)
Issuance of shares	(1,950)
	$(2,122)

(b) Supplemental disclosure of non-cash activities:

Share issuance for acquisition of CynoGen, Inc.	$1,950
Reclassification of Warrants A and B to shareholders' equity	$6,272

The accompanying notes are an integral part of the consolidated financial statements.

F-8

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Rosetta Genomics Ltd. (the "Company") commenced its operations on March 9, 2000. The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, RosettaGX Cancer Origin™, RosettaGX Reveal™, mi-LUNG™, and mi-KIDNEY™, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, Clinical Laboratories Improvement Amendments ("CLIA") certified lab. With the acquisition of CynoGen, Inc. (described in Note 1c below), the Company now offers a broader menu of molecular and other assays for bladder, lung, prostate and breast cancer patients through its new facility in Lake Forest, California.

b.	The Company has three wholly-owned subsidiaries in the United States: (1), Rosetta Genomics, Inc. (“Rosetta Inc.”), (2) Minuet Diagnostics, Inc. (“Minuet”), and (3) CynoGen, Inc. (“CynoGen” or “PersonalizeDx” and collectively with Rosetta Inc. and Minuet, the “U.S. Subsidiaries”). The principal business activities of the U.S. Subsidiaries are to commercialize the Company's products, perform tests in its CLIA-approved laboratories and expand the business of the Company in the United States (see Note 1c).

c.	Acquisition of CynoGen, Inc.

On April 13, 2015, the Company, through Rosetta Inc., acquired all of the outstanding shares of Minuet and CynoGen from Prelude Corporation, a Fjord Ventures portfolio company. CynoGen is a molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the United States. CynoGen is focused on the detection of genomic changes through Fluorescence in situ Hybridization ("FISH") technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies.

The purchase price included $2,122 in cash, 500,000 of the Company’s Ordinary Shares, par value NIS 0.6 per share (“Ordinary Shares”) and the provision of certain assets and services at cost to Prelude Corporation. Prelude Corporation has accepted 120,000 of the Company’s Ordinary Shares in lieu of the provision of certain assets and services to it by the Company. The aggregate fair value of the 620,000 Ordinary Shares issued amounted to approximately $1,950.

The acquisition was accounted for under the purchase method of accounting, in accordance with Accounting Standard Codification ("ASC") 805, "Business Combinations", and accordingly the Company allocated the purchase price to assets acquired and liabilities assumed based on a preliminary purchase price allocation study. Following the purchase price allocation, the Company did not identify intangible assets to be recorded upon acquisition. As a result, the Company recognized a bargain purchased gain of approximately $155.

F-9

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Acquisition costs in the amount of $707 consisted mainly of legal, tax and accounting fees and other external costs directly related to the acquisition and were included in operating expenses, as acquisition related costs.

The following represents the unaudited consolidated pro forma revenues and net loss for the years ended December 31, 2015 and 2014 assuming the acquisition of CynoGen occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations, which would have actually occurred, had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2015	2014
	Unaudited	Unaudited

Total revenues	$10,171	$7,877

Net loss	$19,370	$22,577

d.	Liquidity and Capital Resources

1.	The Company incurred an accumulated deficit of approximately $140,270 since inception, and incurred recurring operating losses and negative cash flows from operating activities in each of the three years in the period ended December 31, 2015. As of December 31, 2015, the Company’s total shareholders’ equity amounted to $19,620.

On February 18, 2015, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2015 Cantor Sales Agreement”) with Cantor Fitzgerald & Co., as sales agent (“Cantor”), and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 2,424,358 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015.

In addition, on October 13, 2015, the Company entered into a Securities Purchase Agreement (the "2015 Securities Purchase Agreement"), pursuant to which the Company agreed to sell securities to various accredited investors (the "2015 Purchasers") in a private placement transaction (the "2015 Private Placement"). The Private Placement closed on October 16, 2015 (the "Closing Date").

F-10

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 3,333,333 units at a purchase price of $2.40 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share (collectively, the "Shares"), (ii) a Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date (the “2015 Series A Warrants”), and (iii) a partially pre-funded 2015 Series B Warrant (collectively and together with the 2015 Series A Warrants, the "2015 Warrants"). The 2015 Series B Warrants had an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 2,666,667 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price has been adjusted to $1.646 per share, and all of the 2015 Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 2,666,489 of the Company’s Ordinary Shares. The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293.

During 2014, the Company sold through the 2013 Cantor Sales Agreement (as defined in note 9.b.8) an aggregate of 1,234,207 of its Ordinary Shares (“Ordinary Shares”), and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159. Sales of the Company’s Ordinary Shares under the Cantor Sales Agreements were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

As of December 31, 2015, the Company's cash position (cash and cash equivalents and short-term bank deposits) totaled approximately $13,493. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase its cash collections and (4) generate significant additional revenues. Management believes that these funds, together with its existing operating plan, which includes a cost-reduction plan should it be unable to raise sufficient additional capital, are sufficient for the Company and its subsidiaries to meet its obligations as they come due at least for a period of twelve months from the date the consolidated financial statements.

2.	Since March 23, 2016, that is the date of the consolidated financial statements, the Company undertook certain cost reduction measures that reduced its overall operating expenses in order to support its current operations.

On November 23, 2016, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with new investors to purchase (i). an aggregate of 1,095,000 of the Company’s Ordinary Shares (the “Shares”) at a purchase price of $0.50 per share and an aggregate principal amount of $3,160 unsecured convertible debentures (the “Registered Debentures”) in a registered direct offering (the “Registered Direct Offering”) and (ii). Warrants to purchase up to 10,000,000 Ordinary Shares with an initial exercise price of $0.85 per share (the “Warrants”) and an aggregate principal amount of approximately $1,293 unsecured convertible debentures (the “PIPE Debentures” and together with the Registered Debentures, the “Debentures”) in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”).

On November 29, 2016, the Company received gross proceeds of approximately $3,708 for the 1,095,000 Shares, and for $3,160 in principal amount of Registered Debentures (the "Initial Closing"). A second closing at which the Company will receive gross proceeds of approximately $1,293 for the PIPE Debentures will be held upon the effectiveness of a resale registration statement covering the resale of the Ordinary Shares issuable upon conversion of the PIPE Debentures and upon exercise of the Warrants, subject to the satisfaction of customary closing conditions.

As a result, as of December 8, 2016, the Company's cash position (cash and cash equivalents and short-term bank deposits) totaled approximately $6,700. The Company’s current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to (1) obtain sufficient additional capital, (2) attract and retain knowledgeable employees, (3) increase its cash collections and (4) generate significant additional revenues. Management of the Company believes that these funds, together with its existing operating plan, which includes cost-reduction plan should it be unable to raise additional capital, should provide sufficient liquidity resources for the Company and its subsidiaries at least through the fourth quarter of 2017 (but less than twelve months from December 8, 2016) in order to maintain its operations.

There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term development and commercialization of its products.

F-11

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

e.	Parkway Clinical Laboratories, Inc. ("Parkway")

Parkway was a national, full-service CLIA-certified clinical laboratory service that was owned by the Company. On April 18, 2013 the Company signed a settlement agreement with Sanra Laboratories ("Sanra") in connection with the Company's sale of Parkway to Sanra. Under the terms of the agreement, Sanra and Parkway paid to the Company a total of $625 in 2013. As a result of this settlement, the Parkway asset has been removed from the balance sheets and the corresponding gain in the amount of $273 was recorded in the Consolidated Statements of Comprehensive Loss as income from discontinued operations for the year ended December 31, 2013.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

All of the Company's revenues are generated in U.S. dollars ("Dollar"). In addition, the majority of the Company's costs and financing are in Dollars. The Company's management believes that the Dollar is the currency of the primary economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. Therefore, the functional currency of the Company and its subsidiaries is the Dollar.

The Company and its subsidiaries' transactions and balances denominated in Dollars are presented at their original amounts. Non-Dollar transactions and balances have been remeasured to Dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-Dollar currencies are reflected in the Consolidated Statement of Comprehensive Loss as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned U.S. Subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted, highly-liquid investments that are readily convertible to cash, with original maturities of three months or less at acquisition.

e.	Restricted cash:

Restricted cash is invested in a bank deposit, which is pledged in favor of the bank that provides guarantees to the Company.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months at acquisition but less than one year at balance sheet date. The short-term bank deposits are presented at their cost which approximates its market value.

F-12

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

g.	Business Combinations:

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computer equipment	33
Office furniture and laboratory equipment	7 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the lease term or useful economic life

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2015 and 2014, no impairment losses have been identified.

j.	Discontinued operations:

According to ASC 360, "Property, Plant, and Equipment" and ASC 205, "Presentation of Financial Statements" when a component of an entity, as defined in ASC 360, has been disposed of, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

F-13

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

k.	Revenue recognition:

The Company generates its revenues mainly from diagnosing patient tissue received from private patients or third-party distributors. The Company performs the diagnostic testing in its labs in the U.S. Additionally, the Company generates revenues from research and development services provided to, and licensing agreement with, third parties.

Revenues from sales of the Company's diagnostic services are recognized in accordance with ASC 605, "Revenue Recognition", when (1) persuasive evidence of an agreement exists, (2) delivery of the test result has occurred or services have been rendered, (3) the vendor's fee is fixed or determinable, and (4) no further obligation exists and collectability is probable.

Criterion (1) is satisfied upon receiving a test requisition form which is an evidence of medical necessity of the test ordered for the patients in order to bill the relevant payers. Criterion (2) is satisfied when the Company performs the test and delivers a report to the physician, or makes the patient report available to the patient. Determinations of criteria (3) and (4) are based on management’s judgments regarding whether the fee charged for products or services delivered is fixed or determinable, and the collectability of those fees under any contract or arrangement is probable. The Company assesses whether the fee is fixed or determinable based on the nature of the fee charged for the services delivered and existing contractual arrangements.

The Company’s specialized diagnostic services are performed based on a written test requisition form or electronic equivalent and revenues are recognized once the diagnostic services have been performed, and the results have been delivered to the ordering physician. These diagnostic services are billed to various payers, including Medicare, commercial insurance companies, other directly billed healthcare institutions such as hospitals and clinics, and individuals. The Company reports revenues from contracted payers, including Medicare, certain insurance companies and certain healthcare institutions, based on the contractual rate, or in the case of Medicare, published fee schedules. The Company reports revenues from non-contracted payers, including certain insurance companies and individuals, based on the amount expected to be collected. The difference between the amount billed and the amount estimated to be collected from non-contracted payers is recorded as a contractual allowance to arrive at the reported net revenues. The expected revenues from non-contracted payers are based on the historical collection data (which such historical collection data is readily available and reliable) of each payer or payer group, as appropriate, and used for estimating the amount of reduction in gross revenues. The Company regularly reviews its historical collection experience for non-contracted payers and adjusts its expected revenues for current and subsequent periods accordingly.

Revenues from licensed technology are recorded in accordance with the contract terms, when revenues can be reliably measured and collection of the funds is reasonably assured.

F-14

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

On December 31, 2015, the Company entered into a Patent License Agreement (the “Agreement”) with Mirna Therapeutics (“Mirna”) for a worldwide sublicense to the Company’s patents related to therapeutics uses of certain microRNA technologies (the “Licensed Patents”). Under the terms of the agreement, the Company received an upfront payment of $1,600 from Mirna, which was received on January 4, 2016, and the Company is eligible for low single-digit royalties on product sales and potential milestone payments (to be performed by Mirna) and sublicense fees. The sublicensed patents are jointly owned by YEDA Research and Development Company Ltd. (“YEDA”), the commercial arm of the Weizmann Institute of Science, and the Company. As such, YEDA is entitled to a portion of these and other proceeds the Company may receive under the agreement with Mirna. The term of the agreement is for the life of the licensed patents. Mirna may terminate the agreement without cause, and, in certain cases, may be subject to significant termination fees.

As of December 31, 2015, the effective date of the Agreement, Mirna has the right to use the Licensed Patents, and accordingly, revenues of $1,600 have been recorded in the Consolidated Statements of Comprehensive Loss associated with the above transaction. The Company has no continuing involvement or other obligations to Mirna regarding the Licensed Patents.

The additional potential milestones payments and royalties will be recognized upon the achievement of future events by Mirna, in accordance with ASC 450-30-25, "Gain Contingencies". As of December 31, 2015, no milestones were achieved, or royalty payments were made, by Mirna.

Revenues from research and development services to third parties are recognized in accordance with ASC topic 605-10, "Revenue recognition", when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectability is probable.

Deferred revenue includes unearned amounts received in its arrangements, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria. During 2014, the Company recognized its deferred revenue since no further performance obligation existed.

l.	Research and development expenses, net:

Research and development expenses consist of costs of salaries and related expenses, various activities related to intellectual property, research materials and supplies, and equipment depreciation. All such costs are expensed as incurred.

Royalty-bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") and from the Chief Scientist of Israel's Ministry of Economy ("the OCS") for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such Royalty-bearing grants arrangements are presented as a reduction from research and development expenses in the consolidated statements of comprehensive loss in an amount of $197, $292, and $206, in the years 2015, 2014 and 2013, respectively.

F-15

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

m.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Share Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, directors and non-employees. ASC 505-50, "Equity-Based Payments to Non-Employees", requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair-value method for its share-option awards and values restricted share units based on the market value of the underlying shares at the date of grant. The Company estimates the fair value of share options granted with the following assumptions:

	Year ended December 31,
	2015	2014	2013

Dividend yield	0%	0%	0%
Expected volatility	116-126%	113-125%	116-131%
Risk-free interest	1.74-1.96%	1.62-2.27%	1.13-1.75%
Expected life	4.5-6.25 years	4.5-6.25 years	4.5-6.25 years

The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay cash dividends in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company's share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company's stock options.

The Company applies ASC 505 with respect to options and warrants issued to non-employees. ASC 505 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

F-16

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

n.	Basic and diluted net loss per share:

Basic and diluted loss per Ordinary Share are presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted loss per Ordinary Share is computed by dividing net loss for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury share method.

For the years ended December 31, 2015, 2014 and 2013, all outstanding options, RSUs, and warrants, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

o.	Income taxes:

The Company account for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provide a valuation allowance to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2015 and 2014, no liability for unrecognized tax benefits was recorded, as a result of the implementation of ASC 740.

p.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is partially provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included on the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included on the balance sheet represent the current redemption value of the Company's contributions made to severance pay funds and to insurance policies.

F-17

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

The Company's Israeli employees are included under Section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, the Company's monthly deposits, at a rate of 8.33% of such employees' monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Severance expenses for the years ended December 31, 2015, 2014, and 2013 were $102, $116, and $107, respectively.

Rosetta Inc., and CynoGen have a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The plan provides a 3% safe-harbor contribution up to the employee’s eligible compensation. In the years 2015, 2014 and 2013, the Company recorded an expense for matching contributions in the amount of $180, $112 and $65, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, trade receivables and other accounts receivable.

The Company’s cash and cash equivalents are deposited mainly in Dollars with major banks in Israel, the UK and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

Trade receivables are recorded from two primary payors: Medicare and third party/private payors (“Private Payors”), all located mainly in the United States.  Trade receivables are recorded at contractual rates (or published rates for Medicare) less an allowance for contractual rates adjustment, based on reporting models utilizing historical cash collection percentages and updated for current effective reimbursement factors.  Management performs ongoing valuations of trade receivable balances based on management’s evaluation of historical collection experience and industry trends. Concentration of credit risk with respect to trade receivables is also limited by credit limits, ongoing credit evaluation and account monitoring procedures.

The Company has no significant off balance sheet concentrations of credit risk.

F-18

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

r.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, short-term bank deposits, accounts receivable, other accounts receivables, trade payables and other account payable and accruals, approximate fair value because of their generally short-term maturities.

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 –	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its warrants at fair value each reporting period until they will be exercised or expired, with changes in the fair values being recognized in the Company's Statement of Comprehensive Loss as financial income or expense.

F-19

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

s.	Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

In September 2015, the FASB issued guidance on current accounting for measurement-period adjustments. The new guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date. The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (early adoption is permitted), and should be applied prospectively. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

In November 2015, the FASB issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted).The Company believes this guidance will not have significant effect on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (ASC 842)”, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company's consolidated financial statements as the Company has certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

F-20

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The Company used an option pricing model (Black-Scholes-Merton) to determine the fair value of the warrants to purchase Ordinary Shares.  Significant inputs included an estimate of the fair value of the Company’s Ordinary Shares as of December 31, 2015, the remaining contractual life of the warrant, a risk-free rate of interest, and an estimate of the Company’s share volatility. The fair value of the liability for warrants related to share purchase agreements classified within Level 3. The fair value of the warrants at December 31, 2015 and December 31, 2014 was $0 and $2, respectively. For the year ended December 31, 2015, the Company recognized a net loss of approximately $1,051 from the revaluation of warrants related to share purchase agreement which is recorded under Financial expense in the Consolidated Statements of Comprehensive Loss (refer to Note 9).

NOTE 4:-	SHORT-TERM BANK DEPOSITS AND RESTRICTED CASH

As of December 31, 2015 and 2014, the Company's bank deposits are as follows:

December 31, 2015
Amount*)	Maturity date	Annual interest

$498	March 7, 2016	0.70%
600	December 31, 2016	1.04%

$1,098

December 31, 2014
Amount*)	Maturity date	Annual interest

$5,050	Notice 95 days	0.75%
2,000	February 1, 2015	0.65%
600	May 28, 2015	0.4%
52	December 31, 2015

$7,702

*)	Includes restricted cash deposit. See Note 8a.

F-21

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2015	2014

Prepaid expenses	$322	$258
Government authorities	47	61
Security deposits	65	65
Royalty-bearing grants	128	93
Amounts due from Patent License Agreement (Note 2k)	1,600	-
Other	30	6

	$2,192	$483

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computer equipment	$1,575	$1,094
Office furniture and laboratory equipment	3,281	1,397
Leasehold improvements	1,196	660

	6,052	3,151
Accumulated depreciation:
Computer equipment	1,081	794
Office furniture and laboratory equipment	1,396	1,072
Leasehold improvements	600	463

	3,077	2,329

Depreciated cost	$2,975	$822

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were $748, $299, and $298, respectively.

NOTE 7:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2015	2014

Employees' salaries and payroll accruals	$1,216	$1,258
Accrued expenses and other	517	390

	$1,733	$1,648

F-22

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2015 and 2014, restricted cash was primarily attributed to bank guarantees to the landlords of the Company and CynoGen’s premises for the fulfillment of their lease commitments in the amount of approximately $678 and $52, respectively. These restricted cash deposits are presented in short-term and long-term "Bank deposited and restricted cash".

b.	The facilities of the Company and its subsidiaries are rented under various operating lease agreements, the latest of which ends in 2018. Aggregate annual minimum lease commitments under the non-cancelable operating lease agreements as of December 31, 2015, are as follows:

2016	$711
2017	668
2018	555

Total	$1,934

Total rent expenses for the years ended December 31, 2015, 2014 and 2013 were $725, $511, and $365, respectively.

c.	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $4 as of December 31, 2015.

Lease expenses for motor vehicles for the years ended December 31, 2015, 2014, and 2013, were $39, $52, and $81, respectively.

d.	In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement will be approximately $960, of which $560 will be paid after December 31, 2015. During the years ended December, 31, 2015, 2014 and 2013, the Company paid fees in the amount of $47, $47 and $47, respectively, to the third party. The Company recorded the payments as research and development expenses.

e.	In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $424, of which $229 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014 and 2013, the Company paid fees in the amount of $37, $41, and $40, respectively, to the third party. The Company recorded the payments as research and development expenses.

F-23

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

f.	In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. This agreement was amended and restated in August 2011 and is now on a non-exclusive basis. For the amendment, the Company paid an amendment fee. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $320, of which $170 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014, and 2013, the Company paid fees in the amount of $12, $10, and $12, respectively to the third party. The Company recorded the payments as research and development expenses.

g.	In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company paid an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $261, of which $114 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014 and 2013, the Company paid fees in the amount of $18, $20, and $20, respectively under this agreement. The Company recorded the payments as research and development expenses.

h.	In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $690, of which $420 will be paid after December 31, 2015. During the years ended December 31, 2015, 2014 and 2013, the Company paid fees in the amount of $35, $35 and $35, respectively, to the third party. The Company recorded the payments as research and development expenses.

F-24

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

i.	In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $440, of which $280 will be paid after December 31, 2015. During the years ended December, 31, 2015, 2014 and 2013, the Company paid fees in the amount of $24, $24 and $24, respectively, to the third party. The Company recorded the payments as research and development expenses.

j.	In July 2014, the Company signed a royalty-bearing joint research and license agreement with a third party. Under this agreement, the Company and the third party engage in joint research and the Company was granted a non-exclusive, royalty bearing, non-transferable and non-sublicensable license to use the joint information, inventions and patents for the development, manufacture, commercialization, distribution and sale of products, while the third party was also granted a non-exclusive, sublicensable and a worldwide license. In consideration for this agreement, the Company will pay a fixed annual license maintenance fees and royalties based on net sales. During 2015, the Company paid $10 under this agreement and accrued $80 payable to YEDA following the license agreement with Mirna, as detailed in Note 2k.

k.	Rimonim Consortium:

In January 2011, the Company joined the Rimonim Consortium, which is supported by the OCS. The purpose of the consortium is to develop RNA interference-based therapeutics. As a member of this consortium, the Company is entitled to certain grants to support its research and development activities. Under the terms applicable to members of the consortium, so long as the Company continues to meet the criteria for receiving these grants, which criteria include the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. During the year ended December 31, 2015 and 2014, the Company received total grants of $131 and $149, respectively, from the OCS for its development within the consortium and continued to meet the criteria to receive such grants.

l.	Ramot:

In October 2013, the Company entered into a sponsored research agreement with Ramot at Tel Aviv University (“Ramot”), a Company organized under the laws of Israel and a wholly-owned subsidiary of Tel Aviv University, for the joint development of a nano-carrier system for miR mimetic technology to treat cancer. The parties will perform joint research in accordance with a plan approved, and jointly funded by the OCS and the Company, for an initial period of 12 months commencing on October 1, 2013 and an additional period of 12 months, subject to approval by OCS, which was approved in November 2014. During 2015 the Company received additional extension from the OCS which extended the plan to December 31, 2015. Under the applicable terms, so long as the Company continues to meet the criteria for receiving OCS grants, which criteria includes the payment by the Company of part of the expenses for the activities funded by the grants and the timely delivery to OCS of written reports regarding those activities, then the Company is not required to repay the grants. If the Company ceases to meet these and other criteria, then the grant amounts for the year in which the Company ceased to meet the criteria become immediately due and payable to OCS. During the year ended December 31, 2015 and 2014, the Company received total grants of $18 and $148, respectively, from the OCS for its development within the consortium and continued to meet the criteria to receive such grants. The obligation to pay these royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

F-25

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHAREHOLDERS EQUITY

a.	Ordinary Shares:

Ordinary Shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, and the right to receive dividends, if declared.

b.	Investment agreements:

1.	During the years 2010 through 2012, the Company completed several rounds of equity offerings which involved the issuance of warrants to purchase Ordinary Shares of the Company. As of December 31, 2015, 298,669 warrants remain outstanding with exercise prices ranging from $3.19 to $48. In February 2016, 104,178 warrants expired without exercise.

The Company accounts for the warrants in accordance with the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity", and based on certain terms of the warrants, classifies the Warrants as liabilities, measured at fair value in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company's Statement of Comprehensive Loss as financial income or expense.

The fair value of the outstanding warrants as of December 31, 2015 and 2014, was $0 and $2, respectively. The fair value was measured using the Black-Scholes-Merton model. In estimating the warrants' fair value, the Company used the following assumptions:

	December 31,	December 31,
	2015	2014

Risk-free interest rate	0.14%	0.67%
Expected volatility	61%	57%
Expected life (in years)	1	2
Expected dividend yield	0	0
Fair value:
Warrants	$0	$2

F-26

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

2.	On March 22, 2013, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “2013 Cantor Sales Agreement”) with Cantor, pursuant to which the Company could offer and sell, from time to time through Cantor, its Ordinary Shares. From May 22, 2013 through December 31, 2013, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 1,297,883 of its Ordinary Shares, and received gross proceeds of $4,947 before deducting issuance expenses in an amount of $213. During 2014, the Company sold through the 2013 Cantor Sales Agreement an aggregate of 1,234,207 of its Ordinary Shares, and received gross proceeds of $5,151 before deducting issuance expenses in an amount of $159. Sales of the Company’s Ordinary Shares under the 2013 Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

3.	On April 14, 2014, a cashless exercise of warrants that were issued in 2012 occurred resulting in the issuance of an aggregate of 8,946 Ordinary Shares to the warrant holders.

4.	On September 18, 2014, the Company's Board of Directors approved the issuance of 6,000 Ordinary Shares to a former employee. Accordingly, the Company recorded $23 as marketing and business development expense.

5.	On February 18, 2015, the Company entered into the 2015 Cantor Sales Agreement with Cantor, as sales agent, and filed a prospectus supplement with the SEC relating to the offer and sale of up to $14,400 of its Ordinary Shares. During 2015, the Company sold through the 2015 Cantor Sales Agreement an aggregate of 2,424,358 of its Ordinary Shares, and received gross proceeds of $10,540, before deducting issuance expenses in an amount of $512. The 2015 Cantor Sales Agreement was terminated on October 13, 2015. Sales of the Company’s Ordinary Shares under the 2015 Cantor Sales Agreement were made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended.

6.	On October 13, 2015, the Company entered into the Securities Purchase Agreement, pursuant to which the Company agreed to sell securities to the 2015 Purchasers in the 2015 Private Placement. The Private Placement closed on October 16, 2015 (the "Closing Date").

Under the terms of the 2015 Private Placement, the Company issued an aggregate of 3,333,333 units at a purchase price of $2.40 per unit for gross proceeds of approximately $8,000. Each unit consisted of (i) one Ordinary Share, (ii) a 2015 Series A Warrant to purchase one-half of an Ordinary Share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the Closing Date, and (iii) a partially pre-funded 2015 Series B Warrant. The 2015 Series B Warrants had an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share. The 2015 Series B Warrants were intended to reset the price of the units, and became exercisable for an aggregate of 2,666,667 shares based on 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of a resale registration statement registering the shares sold in the 2015 Private Placement for resale. The 2015 Series A Warrant exercise price has been adjusted to $1.646 per share, and all of the 2015 Series B Warrants have been exercised on a cashless basis, resulting in the issuance of 2,666,489 of the Company's Ordinary Shares. The net proceeds to the Company from the 2015 Private Placement, after deducting placement agent fees and expenses, the Company’s offering expenses, and excluding the proceeds, if any, from the exercise of the 2015 Warrants, were approximately $7,293. For its services in the offering, the Company granted 100,000 Series A Warrants to the placement agent.

F-27

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Company accounted for the 2015 Series A and Series B Warrants according to the provisions of ASC 815 and based on certain terms of the warrants, classified them as liabilities, measured at fair value measured at fair value in each reporting period until they are exercised, expired or terms of the warrants become fixed, with changes in the fair values being recognized in the Company's Consolidated Statement of Comprehensive Loss as financial income or expense.

The fair value of the 2015 Series A and 2015 Series B Warrants was measured using the Black-Scholes-Merton model. In estimating the warrants' fair value, the Company used the following assumptions:

December 31, 2015

Risk-free interest rate	0.08%-1.72%
Expected volatility	50%-123%
Expected life (in years)	0.16-4.9
Expected dividend yield	0
Fair value:
Warrants	$1.25-1.52

For the year ended December 31, 2015, the Company recognized revaluation expenses of approximately $1,051 in the Consolidated Statement of Comprehensive Loss included in "Financial expenses (income), net".

During November 2015, following the tenth trading day of the effective date of the resale of the registration statement (as defined above), the exercise price was set and the terms of the 2015 Series A and B Warrants became fixed, resulting in the classification of the fair value of the 2015 Series A and B Warrants of $6,272 to shareholders' equity. In addition, 2,333,333 2015 Series B Warrants were exercised.

As of December 31, 2015, 1,766,667 2015 Series A Warrants and 333,333 2015 Series B Warrants are outstanding. In February 2016, the remaining 333,333 2015 Series B Warrants were exercised.

F-28

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

c.	Share option plans:

1.	In March 2003, the Company adopted a share option plan (the "2003 Plan"). The 2003 Plan provided for the grant of options to the Company's directors, employees, consultants and service providers. In July 2006, the Company adopted the 2006 Global Share Incentive Plan (the "2006 Plan"), pursuant to which options may be granted to the Company's directors, employees, consultants and service providers. Pursuant to the 2006 plan, the 2003 Plan was terminated and the 5,363 Ordinary Shares that were available for issuance under the 2003 Plan were transferred to the 2006 Plan. All outstanding options granted under the 2003 Plan remain outstanding and subject to the terms of the 2003 Plan. Any options that were granted under the 2003 Plan and that are canceled are transferred to the 2006 Plan. As of December 31, 2015, 32 Ordinary Shares remain outstanding under the 2003 Plan.

Pursuant to the 2006 Plan, between July 2006 and October 2012, the Company approved an additional 903,739 Ordinary Shares for the 2006 Plan for any other share option plans that have previously been, or in the future may be, adopted by the Company.

On November 12, 2014, at the Company’s Annual Shareholder Meeting, the Company’s shareholders approved the addition of 900,000 Ordinary Shares to the shares authorized for issuance under the 2006 Plan.

On December 3, 2015, at the Company’s Annual Shareholder Meeting, the Company’s Shareholders approved the addition of 765,000 Ordinary Shares to the shares authorized for issuance under the 2006 plan, bringing the total number of Ordinary Shares authorized for issuance under the 2006 Plan to 2,576,674. As of December 31, 2015, a total of 1,017,397 Ordinary Shares remain available for future grants under the 2006 Plan.

Options granted under the 2006 Plan typically vest over four years, but are subject to each optionee's specific option agreement. Options are typically exercisable for ten years from the date of grant. Options which are forfeited or unexercised become available for future grants. The exercise price of the stock option equals the fair market value of the Company’s shares on the date of the grant.

During 2013, the Company's Board of Directors approved the grant of 3,000 RSUs to certain employees. Furthermore, during 2013, certain members of the Company’s Board of Directors were granted 40,000 RSUs under the approval of the Company’s shareholders at the 2012 and 2013 Shareholder meetings. During 2014, 43,000 RSUs became fully vested and were converted into Ordinary Shares of the Company. During 2015, 45,000 RSU and 244,000 options were granted to directors and officers of the Company.

F-29

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

2.	The following is a summary of the Company's share options granted among the various plans:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	1,104,409	$5.84
Granted	309,805	$1.65
Exercised	-	$-
Forfeited	(119,644)	$(3.74)
Outstanding at the end of the year	1,294,570	$5.03	7	$17

Vested or expected to vest	1,262,976	$4.8	6.98	$17

Options exercisable at the end of the year	581,609	$7.39	6.21	$-

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2015, 2014 and 2013 was $1.45, $2.62, and $2.46, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary Shares on December 31, 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount changes based on the fair market value of the Company's shares.

The following table summarizes information about options to employees and non-employees outstanding at December 31, 2015 under the Plans:

Exercise price	Options outstanding at December 31, 2015	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2015	Average exercise price of options exercisable

$1.16-2.86	566,061	7.58	$2.01	90,859	$2.71
$3.26-3.57	253,324	7.08	$3.41	143,896	$3.41
$3.62-4.69	100,146	7.24	$4.04	39,780	$4.34
$5.16-99	365,373	5.85	$6.15	297,408	$6.35
$123-528.01	9,666	3.53	$155.45	9,666	$155.45

	1,294,570			581,609

F-30

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2015:

Number of RSUs

Outstanding at January 1, 2015	67,000
Granted	69,219
Converted	(42,250)
Forfeited	-
Outstanding at December 31, 2015	93,969

As of December 31, 2015, there were $1,618 of total compensation cost related to unvested options and RSUs. This amount is expected to be recognized over a weighted-average period of 1.13 years.

The following table sets forth the total share-based compensation expense resulting from options and RSUs granted to employees, non-employees and directors included in the Company's Consolidated Statement of Comprehensive Loss:

	Year ended December 31,
	2015	2014

Cost of revenues	$37	$34
Research and development, net	100	73
Sales, marketing and business development	281	226
General and administrative	598	610

Total share-based compensation expense	$1,016	$943

The Company had accounted for its options to non-employees under the fair value method ASC 505-50.

d.	Warrants issued to non-employees:

In October 2013, the Company’s Board of Directors approved the grant of 15,000 warrants to purchase 15,000 Ordinary Shares of the Company, nominal value NIS 0.6 per share, to a non-employee.

NOTE 10:-	INCOME TAXES

a.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969 ("the Tax Law"):

The Company is currently qualified as an "Industrial Company", as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

F-31

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Company's production facilities in Israel have been granted "Approved Enterprise" status under the Law currently under separate investment programs. Pursuant to the Law, the Company elected the "Alternative Benefits Track" and has waived Government grants in return for tax exemption.

The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprises". Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%).

Additionally, if the Company becomes a "foreign investors company", as defined by the Law, as such it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership during each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

As of December 31, 2015, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the "Approved Enterprise" are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate at the applicable rate in respect of the gross amount that the Company distributed. In addition, the Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income attributed to the exempted profits derived from the "Approved Enterprise

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate (26.5% in 2015).

On April 1, 2005, an amendment to the Law became effective (the "Amendment") and significantly changed the provisions of the Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise" such as provision generally requiring that at least 25% of the "Beneficiary Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

F-32

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

If the Company pays a dividend out of income derived from the "Beneficiary Enterprise" during the tax exemption period, such income will be subject to corporate tax at the applicable rate in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the "Beneficiary Enterprise". Under the Amendment, the benefit period for the Company will be extended until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for a "Beneficiary Enterprise" owned by a "foreign investor's company" during all or part of the benefit period.

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval.

As of December 31, 2015, the Company did not generate income under the Law prior to and after the Amendment.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to a company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates.

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Benefited Enterprise during the benefits period.  The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2014 and 2015, and it scheduled to remain at 9% and 16%, respectively, in 2016.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation –0%, (ii) Israeli resident individual – 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty

The Company examined the possible effect of the amendments on its consolidated financial statements, if at all, and at this time does not believe it will opt to apply the amendments.

c.	Tax rates applicable to the income of the Company:

The Israeli corporate tax rate was 26.5% in 2015 and 2014 and 25% in 2013.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which includes a reduction of the corporate tax rate from 26.5% to 25%.

F-33

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Company estimates that the effect of the change in the tax rate will not have material effect on the Company's financial position or results of operations.

The tax rates applicable to Rosetta Genomics Inc., a Delaware corporation, is corporate (progressive) tax at the rate of up to 35%, excluding state tax and local tax if any, which rates depend on the state and city in which business is conducted.

d.	Income tax on U.S. Subsidiaries:

The U.S. Subsidiaries are taxed under U.S. income tax laws. There are no significant provisions for U.S. federal, state or other taxes for any period, since no taxable income was generated in all periods since inception.

e.	Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company and its subsidiary's deferred tax assets are comprised of operating loss carryforward and other temporary differences. Significant components of the Company and its subsidiary’s deferred tax assets are as follows:

	December 31,
	2015	2014
Tax asset in respect of:
Operating loss carryforward and deductions	$42,443	$34,387
Reserves, allowances and other	27	22

Net deferred tax asset before valuation allowance	42,470	34,409
Valuation allowance	(42,470)	(34,409)

Net deferred tax asset	$-	$-

The Company and its subsidiaries have provided full valuation allowances in respect of deferred tax assets resulting from operating loss carryforward and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

f.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the "Approved Enterprise" and few nondeductible expense.

F-34

ROSETTA GENOMICS LTD., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2015, in the amount of approximately $109,146, which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2015, the U.S. Subsidiaries have estimated total available carryforward tax losses of approximately $33,499, to offset against future taxable income which expires in the years 2027 to 2034.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

NOTE 11:-	FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2015	2014	2013

Financial income:
Interest income on short-term deposits	$(46)	$(111)	$(146)
Foreign currency adjustments gains and other	(9)	(3)	-
Revaluation of warrants related to share purchase agreement	-	(79)	(55)

Total financial income:	(55)	(193)	(201)
Financial expenses:
Bank and interest expenses	48	39	15
Foreign currency adjustments losses	-	408	6
Revaluation of warrants related to share purchase agreement, net	1,051	-	-
Issuance expenses of warrants classified as liabilities related to share purchase agreement	561	-	-
Foreign exchange futures transactions and others	-	5	3

Total financial expenses:	1,660	452	24

Financial expense (income), net	$1,605	$259	$(177)

F-35